

40-33
Branch 18
811-01474

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.



SEC MAIL PROCESSING
RECEIVED
JUN 06 2005
WASH. D.C.
209
SECTION



05060959

May 31, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

AIM STOCK FUNDS

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Entry of Appearance**, **Plaintiff's Motion to Remand Pursuant to 28 U.S.C. S 1447(d)**, and **Memorandum in Support of Plaintiff's Motion to Remand Pursuant to 28 U.S.C. S 1447(d)** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
JUL 29 2005
THOMSON
FINANCIAL

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-053105SEC.doc
053105 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)



T.K. PARTHASARATHY, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	
vs.	)	No. 05-CV-302-DRH
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	

ENTRY OF APPEARANCE

Comes now ROBERT KING of the law firm of SWEDLOW & KING LLC and hereby enters his appearance as co-counsel for Plaintiff in the above-captioned matter.

SWEDLOW & KING LLC

By: s/Robert L. King

ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525
E-mail: king@swedlowking.com

Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on May 23, 2005 to the following counsel of record:

Glenn E. Davis
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
gdavis@armstrongteasdale.com

Frank N. Gundlach
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
fgundlach@armstrongteasdale.com

Martin I. Kaminsky
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
mikaminsky@pollacklawfirm.com

Edward T. McDermott
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
etmcdermott@pollacklawfirm.com

Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
dapollack@pollacklawfirm.com

Lisa M. Wood
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
lwood@armstrongteasdale.com

Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
212-575-4700
azaccaria@pollacklawfirm.com

s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525
E-mail: king@swedlowking.com

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

T.K. PARTHASARATHY, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	
vs.	)	No. 05-CV-302-DRH
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	

PLAINTIFF'S MOTION TO REMAND PURSUANT TO 28 U.S.C. § 1447(d)

1. Plaintiff filed this case in 2003.

2. Defendants removed the case once before, and this Court remanded it to state court in 2004.

3. Nothing has taken place in the litigation which makes it removable again now (nor do defendants contend otherwise). Rather, they contend that the decision in *Kircher v. Putnam Funds*, 403 F.3d 478 (7th Cir. 2005), is an "order" within the meaning of 28 U.S.C. § 1446(b) which made the case removable.

4. As discussed in greater detail in the memorandum accompanying this motion, the *Kircher* decision does not constitute the kind of "order" within the meaning of section 1446(b) which authorizes a second removal. *See Doe v. American Red Cross*, 14 F.3d 196 (3d Cir. 1993).

5. Accordingly, this removal is untimely.

WHEREFORE plaintiff requests that the Court enter an order remanding the case to state court pursuant 28 U.S.C. § 1447(d) for the reason that Defendants' second attempted removal is procedurally defective.

SWEDLOW & KING LLC

By: s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525
E-mail: king@swedlowking.com

KOREIN TILLERY LLC
STEPHEN M. TILLERY
EUGENE BARASH
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: (618) 277-1180
Facsimile: (314) 241-3525

KOREIN TILLERY LLC
GEORGE A. ZELCS
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: (312) 641-9750
Facsimile: (312) 641-9751
E-mail: gzelcs@koreintillery.com

Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on May 23, 2005 to the following counsel of record:

Glenn E. Davis
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
gdavis@armstrongteasdale.com

Frank N. Gundlach
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
fgundlach@armstrongteasdale.com

Martin I. Kaminsky
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
mikaminsky@pollacklawfirm.com

Edward T. McDermott
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
etmcdermott@pollacklawfirm.com

Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
dapollack@pollacklawfirm.com

Lisa M. Wood
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
lwood@armstrongteasdale.com

Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
212-575-4700
azaccaria@pollacklawfirm.com

s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525
E-mail: king@swedlowking.com

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

T.K. PARTHASARATHY, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	
vs.	)	No. 05-CV-302-DRH
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	

MEMORANDUM IN SUPPORT OF PLAINTIFF'S MOTION TO REMAND PURSUANT TO 28 U.S.C. § 1447(d)

INTRODUCTION

T. Rowe Price and AIM[1] think that because the Seventh Circuit has directed this Court to "undo" its 2004 remand order in *Parthasarathy v. Artisan Funds, Inc.*, No. 03-CV-302-DRH, as a result of the appeal that Artisan took in that case, "they would be covered, under Kircher, by any 'undoing'" of that order, too. (T. Rowe Price and AIM Notice of Removal at ¶ 10) Their apparent rationale for that contention is that they, too, were once defendants in that case – though unlike the Artisan defendants, they chose not to appeal the 2004 remand order. T. Rowe Price and AIM justify their removal as having been "effected in an abundance of caution" just in case they "will be held not to be covered by any 'undoing'" of the first remand order. *Id.* The law is clear that T. Rowe Price and AIM will ***not*** be covered by any "undoing" of the 2004 remand order; only those parties who take an appeal benefit from any fruits of an appeal, even if the consequence is inconsistent results between appealing and non-appealing parties.

[1] T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc. and A I M Advisors, Inc., are collectively referred to as "T. Rowe Price" and "AIM" respectively.

The law is also clear that a defendant cannot remove the same case a second time on the same grounds because of a change in the law except in a very narrow circumstance which doesn't even arguably exist here. The narrow circumstance in which a court has allowed a defendant to remove a second time on the same grounds due to a change in the law is where the removing defendant had taken an appeal in a similar case, and the higher court ruled that *that specific defendant* could remove such cases; that ruling explicitly depended upon the same defendant being both the appealing defendant in the similar case and in the case removed for the second time.

Here, however, T. Rowe Price and AIM have removed in the exact opposite circumstance: they did *not* appeal the first remand order but someone else successfully did. A change in the law that results from another party's successful appeal is not a removable event within the meaning of the removal statute. Accordingly, because this removal comes way too late after the last removable event in this litigation, the case should be remanded pursuant 28 U.S.C. § 1447(d) for the reason that the removal was untimely and thus procedurally defective.

ARGUMENT

I. Any undoing of the Artisan remand order cannot have any effect on T. Rowe Price or AIM.

Long ago the Supreme Court declared as "inveterate and certain" the rule that when "the law [is] declared anew and differently" in an appellate opinion, the new rule of law does not benefit a party in that same case who failed to appeal the final decision which was reversed. This is so even if – unlike the case here – the non-appealing defendant is a party-appellee to the appeal in which the new rule is announced. *Morley Const. Co . v. Maryland Casualty Co.*, 300 U.S. 185, 191 (1937). This rule is no less "inveterate and certain" (indeed, it is all the more appropriate) when applied to a party who chose not to appeal and is not a party to the appellate case in any capacity at all. In fact, in the latter case, the appellate court lacks jurisdiction over the non-appealing party and cannot change the appealed order with respect to the non-appealing party, even if the court wishes to do so. *Torres v. Oakland Scavenger Co.*, 487 U.S. 312, 315 (1988) (with respect to parties not named in a notice of appeal filed by another party, court of appeals lacks "jurisdiction over unnamed parties after the time for filing a notice of appeal has passed").

Moreover, as the Supreme Court has explicitly held, there is "no general equitable doctrine, such as that suggested by the Court of Appeals, which countenances an exception to the finality of a party's failure to appeal merely because his rights are 'closely interwoven' with those of another party" who ***did*** appeal. *Federated Dept. Stores, Inc. v. Moitie*, 452 U.S. 394, 400 (1981). Even the specter of inconsistent results does not overcome the rule that a party who fails to appeal an adverse decision is not benefited by the fruits of an appeal taken by another party. *See, e.g., Repola v. Morbark Indus., Inc.*, 980 F.2d 938 (1992).

T. Rowe Price and AIM could have appealed (but chose not to appeal) the Court's 2004 remand order. Accordingly, no matter how that remand order is "undone" with respect to the Artisan defendants, it is of no consequence with respect to T. Rowe Price and AIM. The Seventh Circuit lacked jurisdiction over the remand order with respect to T. Rowe Price and AIM because they did not appeal. The Seventh Circuit's mandate cannot apply to parties nowhere mentioned in that appeal, in the Seventh Circuit's opinion or in its mandate. Accordingly, this Court should reject any attempt by T. Rowe Price or AIM to benefit from the *Kircher* ruling in view of these defendants' "calculated choice to forgo their appeals." *Federated Dept. Stores*, 452 U.S. at 401.

II. This case should be remanded as not having been timely removed because nothing has happened since the remand which would trigger Defendants' right to a second removal.

The right to remove a case from state to federal court is purely a creation of statute, and the procedure for removing a case is therefore strictly governed by statute. WRIGHT & MILLER,

FEDERAL PRACTICE AND PROCEDURE § 3721 ("The right to remove a case from a state to a federal court is purely statutory and therefore its scope and the terms of its availability are entirely dependent on the will of Congress."). The exclusive authority for effectuating the removal of a case is 28 U.S.C. § 1446 entitled "Procedure for removal." Section 1446(b) provides for removal in two circumstances: within 30 days of service of the summons (or the defendant's receipt of the initial pleading) or, "[i]f the case stated by the initial pleading is not removable," within 30 days after the defendant's receipt "of a copy of an amended pleading, motion, ***order*** or other paper from which it may first be ascertained that the case is one which is or has become removable ...."

Obviously, the present removal was not within 30 days of service of the summons on T. Rowe Price or AIM and is untimely under that provision. But can it now be said that "the case stated by the initial pleading [was] not removable"? According to *Kircher v. Putnam Funds*, 403 F.3d 478 (7th Cir. 2005), the case stated by the initial pleading ***was*** removable. For the Court even to apply this provision of section 1446(b) would require the Court to reach exactly the opposite conclusion reached by *Kircher*. The removal statute simply does not afford T. Rowe Price or AIM any opportunity to remove this case a second time. They had their opportunity to remove, they lost and they did not appeal. For them, the removal issue is over.

Even were the Court to entertain the kinds of arguments that are available to a defendant when the "the case stated by the initial pleading is not removable," they do not benefit T. Rowe Price or AIM in this case. First of all, the exclusive provision of the removal statute which Defendants have invoked is that which grants a defendant the right to remove within 30 days of its receipt of an "order" "from which it may first be ascertained that the case is one which is or has become removable ...." 28 U.S.C. § 1446(b). With the exception of two dated district court decisions (one of which is contradicted by a later decision of the same court), every court to have interpreted section 1446(b) has agreed that an appellate ruling announcing a new rule of removability is almost never an "order" that makes a case removal. Not surprisingly, Defendants do not cite a single case in support of their Notice of Removal, and the reason is there is no persuasive authority that supports it.

In *Doe v. American Red Cross*, 14 F.3d 196 (3d Cir. 1993), the court held that the Red Cross could remove a case a second time due to the Supreme Court's entry of an order in another Red Cross case in which the Court had specifically stated that "the Red Cross is 'thereby authorized to removal from state to federal court of *any* state-law action it *is* defending.'" *Id.* at 201 (quoting *American Nat'l Red Cross v. S.G.*, 505 U.S. 247, 112 S. Ct. 2465, 2467 (1992)). The Third Circuit explained "that an order, as manifested through a court decision, must be sufficiently related to a pending case to trigger Section 1446(b) removability." *Id.* at 202-203. The court further held "that an order is sufficiently related when ... the order in the case came from a court superior in the same judicial hierarchy, ***was directed at a particular defendant*** and expressly ***authorized that same defendant to remove*** an action against it in another case involving similar facts and legal issues." *Id.* at 203 (emphasis added). The court stressed that its holding was "extremely confined" and "narrow" based on "unique circumstances." *Id.* at 202, 203. *See also Green v. R.J. Reynolds Tobacco Co.*, 274 F.3d 263, 267 (5th Cir. 2001) (noting that in *Doe* "the court explicitly limited its holding to the situation where ***the same party was a defendant in both cases***, involving similar factual situations, and the order expressly authorized removal").

There is no such circumstance in the present case.

Defendants chose not to appeal this Court's remand order, and the law unambiguously prohibits a litigant who foregoes an appeal to be the beneficiary of another litigant's successful appeal of the same adverse decision. This Court's remand order as it applies to ***these*** Defendants remains unchanged by the Seventh Circuit's ruling in *Kircher*.

Conclusion

Even if the Court were prepared to hold, contrary to the Seventh Circuit's decision in *Kircher*, that "the case stated by the initial pleading [was] not removable," T. Rowe Price's and AIM's removal would still be untimely because none of the later removable events enumerated by the statute have occurred in this litigation. As Defendants themselves allege, "[s]ince remand, no activity has taken place in the Circuit Court of Madison County other than" some pre-trial motions and discovery, ***none*** of which would make this case removable – and Defendants do not contend that any of those events make the case removable. Notice of Removal at ¶¶ 5-6. The Seventh Circuit's ruling in *Kircher* is not an "order ... from which it may first be ascertained that the case is one which is or has become removable" within the meaning of section 1446(b) because T. Rowe Price and AIM were not parties to that appeal and the order did not specifically authorize ***them*** to remove this case a second time.

For all of the foregoing reasons, the Court should find Defendants' removal to be procedurally defective and remand the case pursuant 28 U.S.C. § 1447(d).

SWEDLOW & KING LLC

By: /s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525
E-mail: king@swedlowking.com

Attorneys for Plaintiffs and the Class

KOREIN TILLERY LLC
STEPHEN M. TILLERY
EUGENE BARASH
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: (618) 277-1180
Facsimile: (314) 241-3525

KOREIN TILLERY LLC
GEORGE A. ZELCS
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: (312) 641-9750
Facsimile: (312) 641-9751
E-mail: gzelcs@koreintillery.com

Additional Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on May 23, 2005 to the following counsel of record:

Glenn E. Davis
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
gdavis@armstrongteasdale.com

Frank N. Gundlach
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
fgundlach@armstrongteasdale.com

Martin I. Kaminsky
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
mikaminsky@pollacklawfirm.com

Edward T. McDermott
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
etmcdermott@pollacklawfirm.com

Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
dapollack@pollacklawfirm.com

Lisa M. Wood
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
lwood@armstrongteasdale.com

Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
212-575-4700
azaccaria@pollacklawfirm.com

s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525
E-mail: king@swedlowking.com